Exhibit 10.9(A)

Agreement between

Anthony J. Affuso and UGS

This Agreement between UGS PLM Solutions Inc., a Delaware Corporation, and its successors and assigns (“UGS”), and Anthony J. Affuso (“Executive”) is entered into effective as of March 1, 2004.

1.	Current Position:

President and Chief Executive Officer, UGS.

2.	Annual Salary:

Executive’s current annual base salary is $500,000, payable in substantially equal installments on a semimonthly basis in accordance with UGS’ regular payroll practice. Executive’s base salary shall be reviewed on an annual basis.

3.	Bonus:

Effective as of January 1, 2004, Executive shall participate in UGS’ executive annual bonus plan and have an annual performance bonus target opportunity of at least 100% of Executive’s base salary.

4.	Benefits:

In the event Executive remains employed by UGS after ceasing to participate in and accruing benefits under some or all benefit plans of Electronic Data Systems Corporation (“EDS”), Executive and his eligible dependents shall be offered the opportunity to participate in and/or receive employee related benefits on terms not less favorable to Executive than the terms generally offered to other executives of UGS (except as expressly provided for in this Agreement, Executive acknowledges UGS shall not be obligated to offer any such replacement benefits).

5.	Equity Based Incentive Compensation:

In the event UGS develops and adopts an equity award program, Executive shall be eligible to participate in such program on the same basis as other UGS executives.

6.	Expense Reimbursement and Allowances:

Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by him in accordance with UGS’ policies, practices and procedures.

7.	Separation Benefits:

(a) If, during the Term of this Agreement, Executive is involuntarily terminated by UGS without Cause or he voluntarily terminates his employment with UGS for Good Reason, Executive shall be entitled to receive from UGS within fourteen (14) days of his separation, in lieu of receiving any other separation and/or severance related payments or benefits from UGS, the following:

(1) a lump sum payment equal to Executive’s accrued but unpaid base salary through the date of termination, less all applicable deductions;

(2) a lump sum payment equal to any declared but unpaid bonus(es) attributable to performance in prior years and any unpaid Retention Bonus amounts to which Executive is entitled pursuant to Paragraph 8 or 9 of this Agreement, less all applicable deductions;

(3) a lump sum payment equivalent to 2.99 times Executive’s final annual base salary, less all applicable deductions;

(4) a lump sum payment equivalent to 2.99 times Executive’s annual performance bonus target for the year in which Executive separates, less all applicable deductions; and

(5) all deferred and restricted UGS stock awards, stock units, additional discretionary credits, and/or stock options awarded to Executive that remain outstanding on the date of termination shall immediately vest, shall immediately be freed of any restrictions regarding their sale or transfer (other than any such restrictions arising by operation of law or pursuant to the terms of any applicable deferral plan), and with regard to all stock options (whether previously vested or accelerated pursuant to this provision), they shall be exercisable for a period of two (2) years from the date of Executive’s separation.

(b) Executive’s receipt of the separation benefits described in Paragraph 7(a) of this Agreement is contingent upon Executive signing a separation agreement (which will include amongst its other terms an agreement by Executive to release and/or waive any and all existing claims he may have against UGS) deemed appropriate by UGS substantially in the form attached hereto as Exhibit “A” (“Separation Agreement”). Executive’s receipt of the separation benefits described in Paragraph 7(a) is further contingent upon Executive not revoking his signature within seven (7) days of signing the Separation Agreement.

8.	Private Equity Sale

In the event of a Private Equity Sale during the Term of this Agreement, and provided Executive is employed by UGS at the time of such Private Equity Sale, Executive shall be entitled to receive the following:

(a) a “Private Equity Retention Bonus”, the amount of which is dependent upon both the percent of UGS that is sold and the final sale price of UGS. In the event 100% of the outstanding voting securities of UGS are sold pursuant to a Private Equity Sale, the actual amount of the Private Equity Retention Bonus shall be determined by referring to Exhibit B. In the event less than 100% of the outstanding voting securities of UGS are sold pursuant to a Private Equity Sale, the Final Sale Price amounts in Exhibit B shall be proportionately reduced based upon the percent of the outstanding voting securities of UGS actually sold.1 Such Private Equity Retention Bonus shall be payable as follows: twenty-five percent (25%) of such bonus, less all applicable deductions, shall be paid within 14 days of the Private Equity Sale; thirty-seven-and-a-half percent (37.5%) of such bonus, less all applicable deductions, shall be paid on or before the one year anniversary of the Private Equity Sale; and the final thirty-seven-and-a-half percent (37.5%) of such bonus, less applicable deductions, shall be paid on or before the two year anniversary of the Private Equity Sale; and

(b) eligibility to participate in a UGS supplemental executive retirement plan pursuant to which Executive shall receive from UGS a supplemental executive retirement benefit calculated pursuant to terms identical to those of the EDS Supplemental Executive Retirement Plan (“SERP”) in effect as of the date of the Private Equity Sale, recognizing Executive’s pay and service with EDS and UGS through the Term of this Agreement (or through Executive’s separation from employment, if earlier). It is expressly understood by Executive that, pursuant to the terms of EDS’ SERP, EDS shall remain solely responsible for the payment of any supplemental executive retirement benefit accruing to Executive prior to the Private Equity Sale, and that UGS shall be solely responsible for the payment of any supplemental executive retirement benefit accruing to Executive on or after the Private Equity Sale.2

[1]	In the event less than 100% of the outstanding voting securities of UGS are sold, each of the Final Sale Price amounts in Exhibit B shall be multiplied by the final percent of outstanding voting securities of UGS actually sold. For example, assuming 90% of the outstanding voting securities of UGS are sold for $1.71 billion, the Final Sale Price threshold of =$1.80 billion will be reduced to =$1.62 billion ($1.80 billion x 90%). Given the above example, Executive would receive a Private Equity Retention Bonus of $1,000,000.

[2]	For purposes of clarification, a demonstrative example of the retirement benefits Executive would be eligible to receive in light of Paragraph 8(b) or Paragraph 9(b) of this Agreement is attached as Exhibit “C”. Such demonstrative example assumes Executive ceases to accrue EDS retirement benefits on May 30, 2004, remains employed with UGS through February 29, 2008, and commences benefit payments on March 1, 2008

9.	Initial Public Offering

(a) In the event of an IPO during the Term of this Agreement, and provided Executive is employed by UGS at the time of the IPO, Executive shall be entitled to receive the following:

(1) a payment in the amount of $200,000 (“IPO Retention Bonus”), less applicable deductions, to be paid within 14 days of the IPO;

(2) 450,000 options to purchase shares of UGS common stock at the IPO price, which options shall vest evenly over four (4) years following the grant (25 % each year) and have a ten (10) year term; and

(3) effective as of the IPO, Executive’s annual base salary shall be increased to $650,000.

(b) If, subsequent to an IPO and during the Term of this Agreement, EDS ceases to own 80% or more of the voting stock of UGS, and provided Executive is employed by UGS at such time, Executive shall be eligible to participate in a UGS supplemental executive retirement plan pursuant to which Executive shall receive from UGS a supplemental executive retirement benefit calculated pursuant to terms identical to those of the EDS SERP in effect as of the date EDS ceased to own 80% or more of the voting stock of UGS, recognizing Executive’s pay and service with EDS and UGS through the Term of this Agreement (or through Executive’s separation from employment, if earlier). It is expressly understood by Executive that, pursuant to the terms of EDS’ SERP, EDS shall remain solely responsible for the payment of any supplemental executive retirement benefit accruing to Executive prior to the time EDS ceased to own 80% or more of the voting stock of UGS, and that UGS shall be solely responsible for the payment of any supplemental executive retirement benefit accruing to Executive on or after the time EDS ceased to own 80% or more of the voting stock of UGS.

(c) The terms of this Paragraph 9 shall become null and void in the event a Private Equity Sale occurs prior to an IPO.

10.	Excise Taxes

(a) If any Payment is subject to the Excise Tax, then UGS shall pay the Executive a Gross-Up Payment (regardless of whether the Executive’s employment has terminated). Notwithstanding the foregoing, if the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount, then UGS shall not pay the Executive a Gross-Up Payment, and the Payments due under this Agreement shall be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount; provided, that if even after all Payments due hereunder are reduced to zero, the Parachute Value of all Payments would still exceed the Safe Harbor Amount, then no reduction of any Payments shall be made. The reduction of the Payments due hereunder, if applicable, shall be made by first reducing the payments under Paragraph 7(a)(3) and/or (4), in that order, unless an alternative method of reduction is elected by the Executive, subject to approval by UGS, and in any event shall be made in such a manner as to maximize the economic present value of all Payments actually made to the Executive, determined by the Accounting Firm as of the date of the change of control for purposes of Section 280G of the Code using the discount rate required by Section 280G(d)(4) of the Code.

(b) All determinations required to be made under this Paragraph 10, including whether and when Gross-Up Payments are required and the amount of such Gross-Up Payments, whether and in what manner any Payments are to be reduced pursuant to the second sentence of Paragraph 10(a), and the assumptions to be utilized in arriving at such determinations, shall be made by the Accounting Firm, and shall be binding upon UGS and the Executive, except to the extent the Internal Revenue Service or a court of competent jurisdiction makes an inconsistent final and binding determination. The Accounting Firm shall provide detailed supporting calculations both to UGS and the Executive within 15 business days after receiving notice from the Executive that there has been a Payment or such earlier time as may be requested by UGS. All fees and expenses of the Accounting Firm shall be borne solely by UGS. Any Gross-Up Payment that becomes due pursuant to this Paragraph 10 shall be paid by UGS to the Executive within five days of the receipt of the Accounting Firm’s determination, or, if later, at least 20 business days before the Executive is obligated to pay the related Excise Tax. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by UGS should have been made (an “Underpayment”). In the event the Accounting Firm determines that there has been an Underpayment or the Executive is required to make a payment of any Excise Tax as a result of a claim described in Paragraph 10(c), then the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by UGS to or for the benefit of the Executive.

(c) The Executive shall notify UGS in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by UGS of a Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Executive is informed in writing of such claim. The Executive shall apprise UGS of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to UGS (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If UGS notifies the Executive in writing prior to the expiration of such period that UGS desires to contest such claim, the Executive shall:

(1) give UGS any information reasonably requested by UGS relating to such claim,

(2) take such action in connection with contesting such claim as UGS shall reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney reasonably selected by UGS,

(3) cooperate with UGS in good faith in order effectively to contest such claim, and

(4) permit UGS to participate in any proceedings relating to such claim; provided, however, that UGS shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an After-Tax basis, for any Excise Tax or Taxes imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Paragraph 10(c), UGS shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either direct the Executive to pay the Taxes claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as UGS shall determine; provided, however, that, if UGS directs the Executive to pay such claim and sue for a refund, UGS shall advance the amount of such payment to the Executive, on an interest-free basis, and shall indemnify and hold the Executive harmless, on an After-Tax basis, from any Excise Tax or Taxes imposed with respect to such advance or with respect to any imputed income in connection with such advance; and provided, further, that any extension of the relevant statute of limitations is limited solely to such contested amount. Furthermore, UGS’ control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, at any time after receiving a Gross-Up Payment or an advance pursuant to Paragraph 10(c), the Executive receives any refund of the associated Excise Tax, the Executive shall (subject to UGS’ having complied with the requirements of Paragraph 10(c), if applicable) promptly pay to UGS the amount of such refund, together with any interest paid or credited thereon net of all Taxes applicable thereto. If, after the Executive receives an advance pursuant to Paragraph 10(c), a determination is made that the Executive is not entitled to any refund with respect to such claim and UGS does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid, and the amount of any Gross-Up Payment owed to the Executive shall be reduced (but not below zero) by the amount of such advance.

(e) Notwithstanding any other provision of this Paragraph 10, UGS may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of any Gross-Up Payment, and the Executive hereby consents to such withholding.

(f) Any other liability for unpaid or unwithheld Excise Taxes, other than those described above, is borne exclusively by UGS, in accordance with Code Section 3403. The assumption of such liability by UGS shall not in any manner relieve UGS of any of its obligations under Paragraph 10 of the Agreement.

11.	Definitions

The following terms shall have the meanings set forth below for purposes of this Agreement.

“Accounting Firm” means any law firm or the certified public accounting firm among those regularly consulted by UGS during the twelve-month period prior to the date of the change of control for purposes of Section 280G of the Code.

“After-Tax” means after taking into account all applicable Taxes and Excise Tax.

“Cause” means the Executive has (i) been convicted of, or pleaded guilty to, a felony involving theft or moral turpitude; (ii) willfully and materially failed to follow EDS’ and/or UGS’ lawful and appropriate policies, directives or orders applicable to employees holding comparable positions that resulted in significant harm to either EDS or UGS (recognizing that Executive shall not be obligated to follow policies, directives or orders that are unethical or would require Executive to violate his duties and/or obligations to EDS and/or UGS, their Board of Directors, or their shareholders); (iii) willfully and intentionally destroyed or stolen EDS and/or UGS property or falsified EDS and/or UGS documents; (iv) willfully and materially violated the EDS Code of Business Conduct and/or applicable UGS rules or procedures that resulted in significant harm to EDS and/or UGS; or (v) engaged in conduct that constitutes willful gross neglect with respect to employment duties that resulted in significant harm to EDS and/or UGS. For purposes of the definition of Cause, no act or failure to act on the part of the Executive shall be considered “willful” unless it is done, or omitted to be done, by the Executive intentionally, in bad faith and without reasonable belief that the Executive’s action or omission was in the best interest of EDS and/or UGS.

“Code” means the Internal Revenue Code of 1986, as amended.

“Excise Tax” means the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

“Good Reason” means: (i) reducing Executive’s base salary or target bonus opportunity, excluding a company-wide reduction in base salaries or target bonus opportunities that are generally applicable to senior executives of UGS, or an inadvertent error not made in bad faith and which is remedied promptly by UGS after receipt of notice thereof by Executive; (ii) requiring Executive to be based at any office or location that is more than fifty (50) miles from Executive’s principal work location as of the effective date of this Agreement; or (iii) removing Executive from either the position of President or Chief Executive Officer of UGS.

“Gross-Up Payment” means an amount such that, after payment by the Executive of all Taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, (i) any income and FICA taxes (and any interest and penalties imposed with respect thereto) and (ii) Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made, and state and local income taxes at the highest marginal rate of taxation in either the state and locality of the Executive’s place of employment at the time of the Change in Control or in the state and locality of residence at the time or times of payment, as applicable, net of the maximum reduction in federal income taxes that could be obtained from the deduction of the state and local taxes.

“Initial Public Offering” or “IPO” means the closing date of the offering and sale of equity securities of UGS pursuant to a registration statement that has been filed with, and declared effective by, the Securities and Exchange Commission. An IPO shall not include any transaction involving the offering and sale of equity securities of UGS following such time as EDS shall have ceased to own 100% of the capital stock of the Company. For purposes of this Agreement, there shall not be more than one IPO.

“Parachute Value” of a Payment means the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

“Payment” means any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise.

“Private Equity Sale” shall mean the closing date of the transaction pursuant to which EDS sells greater than 50% of the outstanding voting securities of UGS, other than in connection with an Initial Public Offering. For purposes of this Agreement, there shall not be more than one Private Equity Sale.

“Safe Harbor Amount” means 2.99 times the Executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

“Taxes” means all federal, state, local and foreign income, excise, social security and other taxes, other than the Excise Tax, and any associated interest and penalties.

“Term of this Agreement” means the period beginning on the date of this Agreement and ending on February 29, 2008.

“Underpayment” has the meaning set forth in Paragraph 10(b).

12.	Entire Agreement:

This Agreement, in conjunction with Executive’s EDS Agreement entered into effective March 1, 2004, EDS Indemnification Agreement, and all written agreements Executive has entered into with EDS in connection with the 2003 Incentive Plan of Electronic Data Systems Corporation (and all prior or subsequent amendments), the Global Share Plan or the PerformanceShare Plan, which agreements, if any, are incorporated herein by reference, constitute the entire agreement between Executive and EDS/UGS, and supersede and prevail over all other prior and/or contemporaneous agreements, understandings or representations by or between the parties, whether oral or written, and specifically supercede and prevail over, without limitation, Executive’s EDS Change of Control Employment Agreement dated October 23, 2001, and Executive’s Retention Agreement dated December 3, 2002 (both of which Executive acknowledges are null and void and of no further force or effect). This Agreement may not be modified or amended, and there shall be no waiver of its provisions, except by a written instrument executed by Executive and approved by the Compensation and Benefits Committee of EDS’ Board of Directors if prior to a Private Equity Sale or IPO, or the most senior officer or applicable committee of the Board of Directors of UGS or EDS (as determined by applicable listing standards and committee charter) if after a Private Equity Sale or IPO. It is expressly acknowledged by the parties that this Agreement does not alter or in any way amend the terms of EDS’ SERP.

13.	Notice:

All notices shall be in writing and shall be given, if by Executive to UGS, by telecopy or facsimile transmission at the telecommunications number set forth below and, if by either UGS or Executive, either by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:
Anthony J. Affuso
[address]

If to UGS (if at such time UGS is no longer a wholly owned subsidiary of EDS, such notice should be provided to UGS’ Board of Directors):
Electronic Data Systems Corporation
5400 Legacy Drive H3-1D-22
Plano, Texas 75024
Telecommunications Number: (972) 605-1926
Attention: Michael E. Paolucci,
Vice President, Global Compensation & Benefits

UGS PLM SOLUTIONS INC.

/S/ JEFFREY M. HELLER	Date: March 2, 2004
By: Jeffrey M. Heller
Vice President

/S/ ANTHONY J. AFFUSO	Date: March 1, 2004
Anthony J. Affuso

EXHIBIT A

FORM OF SEPARATION AGREEMENT

AGREEMENT BETWEEN

UGS PLM SOLUTIONS INC.

AND

[Executive]

This Agreement between UGS (hereinafter defined), and [Executive’s Name] (“Executive”) is entered into effective as of the Effective Date (hereinafter defined).

I. RECITALS

1.	Executive has been employed as an executive of UGS and in such capacity has had access to and has obtained trade secrets, and highly confidential business, technological, customer, and strategic information, as well as business and other proprietary information relating to the internal affairs of UGS.

2.	Pursuant to the terms of this Agreement, Executive will receive substantial compensation and other benefits that otherwise would not be available to him/her.

3.	It is the desire of both parties that Executive’s separation be amicable.

4.	As set forth below, UGS is providing the Executive benefits of substantial value under this Agreement, and Executive agrees to be strictly bound by the terms hereof.

THEREFORE, in order to set forth the terms, conditions and covenants upon which the parties have agreed, UGS and Executive agree as follows:

II. CERTAIN DEFINITIONS

1.	“UGS” shall mean UGS PLM Solutions Inc., a Delaware corporation, all its direct and indirect subsidiaries, all its affiliated entities and parent, and all its successors and assigns, and the employees, agents, attorneys, officers and directors of each of them, including EDS.

2.	“EDS” shall mean Electronic Data Systems Corporation, a Delaware corporation, all its direct and indirect subsidiaries, all its affiliated entities, and all its successors and assigns, and the employees, agents, attorneys, officers and directors of each of them.

2.	“UGS Information” shall mean all business information, technological information, intellectual property, trade secrets, customer and other confidential information belonging to UGS or relating to UGS’ internal affairs, or information relating to its business, technology and customers which is not readily available to the general public.

3.	The term “Participate” shall mean lending one’s name to, acting as a consultant or advisor to, being retained or employed by, or acquiring any direct or indirect interest in any business or enterprise, whether as a stockholder, partner, officer, director, employee or otherwise (other than by ownership of less than five percent of the stock of a publicly-held corporation).

4.	The term “Effective Date” shall be the date seven days after Executive signs this Agreement on the signature page below.

III. TERMS

1.	Resignation. Effective as of the close of business on , 200_, Executive shall resign from all positions held by him/her at UGS (including without limitation any positions as an officer and/or director), and from all positions he/she holds on behalf of UGS (e.g., external board memberships).

2.	Non-Competition and Other Conduct. Executive acknowledges and agrees that under the terms and the provisions of this Agreement, and in consideration for compliance with the terms, conditions and covenants hereunder, he/she will receive benefits from UGS that would not otherwise be available to him/her, and that such benefits are substantial and material. Executive further acknowledges and agrees that in the course of his/her employment with UGS he/she has been entrusted with, and been privy to, sensitive, privileged and confidential UGS Information, and as an executive of UGS has participated in the legal affairs, management, strategic planning and development of the business and services of UGS, the analysis of the needs and requirements of UGS’ customers, and other similar matters that, if discussed, communicated, or disclosed to third parties or used in competition with UGS, would be highly detrimental to UGS. In addition, Executive has been entrusted with, and has obtained, other UGS Information. Accordingly, Executive agrees to the following provisions and covenants:

2.1	Non-Competition. For six (6) months following Executive’s resignation from UGS he/she will not (without UGS’ express written waiver), directly or indirectly, engage in the following conduct wherever UGS is marketing or providing its services or products:

a.	Participate in any activity as or for a competitor of UGS, which is the same or similar to the activities in which Executive was involved at UGS;

b.	Hire, attempt to hire or assist any other person or entity in hiring or attempting to hire an employee of UGS, or any person who was an UGS employee within the preceding six-month period;

c.	Solicit, in competition with UGS, the business of any UGS customer or any entity whose business UGS was actively soliciting during the preceding six-month period;

d.	Consult with or accept employment with any existing or prospective customer, contractor, alliance partner or venture partner of UGS with respect to any matters or transactions in which UGS has an economic or financial interest (for purposes of this

Subsection 2.1d., prospective customer, contractor, alliance partner or venture partner means any person or entity to or with which UGS is proposing or negotiating any business relationship);

e.	Participate voluntarily with any person or entity that is involved in a potential or existing business or legal dispute with UGS, including but not limited to litigation, except as may be required by law.

With regard to the prohibitions contained in Subsections 2.1 of Section III of this Agreement, UGS agrees it shall exercise good faith in considering Executive’s requests for written waivers, and agrees its decisions in that regard shall be reasonable and based on rational business concerns and/or judgment. In the event Executive wishes to request a waiver of any provision of this Subsection 2.1, he shall do so in writing addressed to the General Counsel of UGS (or applicable entity).

2.2	Other Conduct. Executive will not discuss, disclose, communicate, or use for any purpose any UGS Information. (By way of example and not by way of limitation, absent written approval from UGS, Executive shall not publish any books or articles related to his/her employment at UGS and shall not grant interviews and/or make appearances related to his/her employment at UGS). Executive also agrees that absent written approval by the General Counsel of UGS (or applicable entity), he/she shall make no public statements nor publish in any form any information related to his/her separation and/or pending separation from UGS. Executive further agrees he/she will not commit any act or make any statement that is, or could reasonably be interpreted as, detrimental to the business, reputation, or good will of UGS, including disparaging or embarrassing UGS or its officers, directors, agents, attorneys and other personnel, or discussing the internal or private business affairs of UGS with any third parties. However, Subsection 2.2 shall not prohibit Executive from communicating to third parties general information about his/her duties and responsibilities while employed by UGS, general information about UGS that is readily available to the general public, and general information about the positions he/she held while employed by UGS. No later than , 200_, Executive shall return to UGS all UGS property and equipment, and, any and all documents (including all electronic material and duplicate copies) and other tangible items of or containing UGS Information which are in Executive’s possession, custody or control, or which come into his/her possession, custody, or control after the Effective Date of this Agreement. UGS and Executive acknowledge that the terms of this Paragraph shall not preclude Executive from providing truthful testimony if mandated by subpoena or court order to do so, or pursuant to an informal request from a governmental agency.

2.3	Remedies. If the scope of any provision contained in this Agreement is too broad to permit enforcement of such provision to its full extent, then such provision shall be reformed and/or modified to exclude the unenforceable language, and enforced as reformed or modified to the maximum extent permitted by law, in any proceedings brought to enforce such provision. Subject to the provisions of the foregoing sentence, whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision, to the extent of such prohibition or invalidity, shall be deemed not to be a part of this Agreement, and shall not invalidate the remainder of such provision or the remaining provisions of this Agreement. Executive understands and agrees that UGS would be irreparably damaged in the event that the provisions of Subsection 2 of Section III of this Agreement are violated, and agrees that UGS shall be entitled (in addition to any other remedy to which it may be entitled, at law or in equity) to an injunction or injunctions to redress breaches of this Agreement and to specifically enforce the terms and provisions hereof. Executive shall be responsible for reimbursing UGS for the costs and attorneys’ fees associated with litigation pursuant to Subsection 2 of Section III of this Agreement, provided UGS substantially prevails in such litigation.

3.	Cooperation. Executive covenants and agrees that from and after the Effective Date, he/she will cooperate fully with UGS, its officers, employees, agents, affiliates and attorneys in the defense or prosecution of any lawsuit, dispute, investigation or other legal proceedings or any preparation for any such disputes or proceedings that may be anticipated or threatened (“Proceedings”). Executive further covenants and agrees that he/she will cooperate fully with UGS, its officers, employees, agents, affiliates and attorneys on any other matter (“Matters”) related to UGS business during the period of Executive’s employment with UGS. Executive also covenants and agrees that he/she will cooperate fully with UGS, its officers, employees, agents, affiliates and attorneys in responding to any form of media inquiry or in making any form of public comment related to his/her employment at UGS, including, but not limited to, his/her separation from UGS.

Such cooperation shall include providing true and accurate information or documents concerning, or affidavits or testimony about, all or any matters at issue in any Proceedings/Matters as shall from time to time be requested by UGS, and shall be within the knowledge of Executive. Such cooperation shall be provided by Executive without remuneration, but Executive shall be entitled to reimbursement for all reasonable and appropriate expenses incurred by him/her in so cooperating, including (by way of example and not by way of limitation) airplane fares, hotel accommodations, meal charges and other similar expenses to attend Proceedings/Matters outside of the city of Executive’s residence. In the event Executive is made aware of any issue or matter related to UGS, is asked by a third party to provide information regarding UGS, or is called other than by UGS as a witness to testify in any matter related to UGS, Executive will notify UGS immediately in order to give UGS a reasonable opportunity to respond and/or participate in such Proceeding/Matter.

4.	Compensation, Benefits and Other Consideration to be Received by Executive. Following the Effective Date of this Agreement and subject to Executive’s ongoing compliance with the terms, conditions, and covenants in this Agreement, Executive shall be entitled to the following compensation, benefits and other consideration to be paid or conveyed pursuant to the terms, conditions and covenants in this Agreement, as set forth below (to track paragraph 7 of the executive agreement):

a. Through                          , 200_, Executive shall continue to receive his current annual base salary of $             per year, less all applicable deductions;

b. No later than                          , 200_ (or as soon as practicable after the Effective Date of this Agreement), UGS agrees to provide Executive with a payment in the gross lump sum amount of $            , which is equivalent Executive’s declared but unpaid bonus(es) attributable to performance in prior years [and any unpaid Retention Bonus amounts to which Executive is entitled], less all applicable deductions

c. No later than                          , 200_ (or as soon as practicable after the Effective Date of this Agreement), UGS agrees to provide Executive with a payment in the gross lump sum amount of $            , which is equivalent to the 2.99 times the sum of Executive’s final annual base salary ($            ) and his/her annual performance bonus target for 200_, less all applicable deductions; and

d. As of the Effective Date of this Agreement, all deferred and restricted stock units and/or stock options awarded to Executive that remain outstanding on the date of his/her termination shall immediately vest, shall immediately be freed of any restrictions regarding their sale or transfer (other than any such restrictions arising by operation of law or pursuant to the terms of the EDS or UGS Executive Deferral Plan), and with regard to all stock options (whether previously vested or accelerated pursuant to this provision), they shall be exercisable for a period of two (2) years from the date of termination.

The foregoing compensation, benefits and other consideration to be received by Executive constitute his sole and exclusive rights to any payments or benefits from UGS, and Executive shall receive no consideration or benefits other than those expressly granted herein, except for benefits to which he/she is entitled under any EDS or UGS plan qualified under Section 401(a) of the Internal Revenue Code or under the EDS Restoration Plan, EDS Executive Deferral Plan, EDS Supplemental Executive Retirement Plan, UGS Restoration Plan, UGS Executive Deferral Plan and UGS Supplemental Executive Retirement Plan, or any similar plan adopted by UGS after February 29, 2004.

5.	Complete Release. Executive agrees to release UGS from all claims or demands Executive may have against UGS, including, but not limited to, any claims related to Executive’s employment with UGS or separation from that employment and any claims for attorney’s fees and costs. This Agreement includes, without limitation, a release of any rights or claims Executive may have under the Age Discrimination in Employment Act, as amended, which prohibits age discrimination in employment; Title VII of the Civil Rights Act of 1964, as amended, which prohibits discrimination in employment based on race, color, national origin, religion or sex; the Americans with Disabilities Act, as amended, which prohibits discrimination against individuals with disabilities; the Fair Labor Standards Act, as amended, which regulates matters regarding compensation; the Family and Medical Leave Act, as amended, which regulates matters regarding certain types of leaves; or any other federal, state or local laws or regulations that in any way relate to the employment of individuals and/or prohibit employment discrimination of any form. This Agreement also includes, without limitation, a release by Executive of any related or unrelated wrongful discharge claims, contractual claims, tort claims or any other actions. This Agreement covers both claims that Executive knows about and those he/she may not know about. Executive expressly waives any right to assert after signing this Agreement that any claim, demand, obligation, or cause of action has through ignorance, oversight, or for any other reason, been omitted from the scope of Subsection 6 of Section III of this Agreement. Executive further promises never to file a lawsuit, demand, action or otherwise assert any claims that are released in Subsection 5 of Section III of this Agreement (excluding a lawsuit filed by Executive solely for purposes of challenging the validity of the Age Discrimination in Employment Act waiver).

This Agreement does not include a release of (i) Executive’s right, if any, to benefits Executive is entitled to under any EDS or UGS plan qualified under Section 401(a) of the Internal Revenue Code, including the EDS Retirement Plan and EDS 401(k) Plan, and COBRA benefits pursuant to Internal Revenue Code section 4980B, (ii) any rights or claims Executive may have under the Age Discrimination in Employment Act which arise after the date Executive signs this Agreement, or (iii) any rights pursuant to this Agreement.

6.	Non-Admission of Liability. By entering into this Agreement, UGS does not admit it has done anything wrong.

7.	Period for Review and Consideration of Agreement. Executive understands he/she has been given a period of 21 days to review and consider this Agreement before signing it. Executive further understands he/she may use as much of the 21 day period as he/she wishes prior to signing.

8.	Encouragement to Consult with Attorney. Executive acknowledges he/she was advised in writing to consult with an attorney before signing this Agreement.

9.	Executive’s Right to Revoke Agreement. Executive may revoke this Agreement within seven days of signing it. Revocation must be made by delivering a written notice of revocation to UGS. For the revocation to be effective, written notice must be received by UGS no later than the close of business on the seventh day after Executive signs this Agreement. If Executive revokes this Agreement, it shall not be effective or enforceable and Executive will not receive the benefits described in Subsection 4 of Section III or any other payments or benefits from UGS, except those to which he/she otherwise is entitled by law.

10.	Amendments. This Agreement may not be modified or amended, and there shall be no waiver of its provisions, except by a written instrument executed by Executive and approved by the board of directors of UGS.

11.	Entire Agreement. This Agreement, in conjunction with Executive’s Nonqualified Stock Option Agreement dated , 200_, [list all applicable agreements] which are incorporated herein by reference, constitute the entire agreement of the parties, and supersede and prevail over all other prior agreements, understandings or representations by or between the parties, whether oral or written, with respect to Executive’s employment with UGS. To the extent provisions in this Agreement directly conflict with provisions in the above-referenced agreements, the provisions in this Agreement shall control.

12.	Consequences of Executive’s Breach. Executive agrees that if he/she violates, or fails to respect, honor and comply with any term, condition or covenant herein, in addition to having its other legal and equitable remedies, UGS is discharged and released from its obligations under this Agreement, including, but not limited to, all obligations to provide any unpaid or unconveyed salary, payments, benefits, or other remuneration described in Subsection 4 of Section III of this Agreement. Executive also recognizes and agrees that if he/she violates any of the terms of this Agreement, this Agreement shall remain in full force and effect, including his/her release of all claims.

Additionally, if Executive breaks his/her promise in Subsection 5 of Section III of this Agreement and files a lawsuit or claim based on legal claims that have been released (excluding a lawsuit filed by Executive solely for the purpose of challenging the validity of the Age Discrimination in Employment Act waiver), Executive will pay for all costs incurred by UGS, including its attorneys’ fees, in defending against Executive’s lawsuit and/or claims. In addition, if Executive breaks his/her promise in Subsection 6 of Section III of this Agreement and files a lawsuit or claim based on legal claims that have been released (excluding a lawsuit filed by Executive solely for the purpose of challenging the validity of the Age Discrimination in Employment Act waiver), he/she will pay as liquidated damages to UGS a sum of money equal to the gross consideration already provided to Executive pursuant to Subsection 4 of Section III of this Agreement, including, but not limited to, the monetary equivalent of all previously conveyed non-cash benefits.

In addition to the consequences described above, if Executive breaks any of the promises he/she made in Subsections 2.1, 2.2, 3, or 13 of Section III of this Agreement, Executive acknowledges the calculation of the harm done to UGS, and the resulting damages would be extremely difficult to determine. Therefore, Executive agrees that in the event he/she breaks any of the promises he made in Subsections 2.1, 2.2, 3, or 13 of Section III of this Agreement, he/she will pay as liquidated damages to UGS a sum of money equal to the gross consideration already provided to Executive pursuant to Subsection 4 of Section III of this Agreement, including, but not limited to, the monetary equivalent of all previously conveyed non-cash benefits.

13.	Confidentiality. Executive and UGS agree the terms of this Agreement shall be kept strictly confidential, except as may be required by law, and, in the case of UGS, disclosure is permitted as necessary for business purposes. Executive may disclose such information to individuals retained by him/her to provide advice/guidance on personal financial and/or legal matters, or as may be required by a financial institution for business reasons (but in all such instances only if Executive shall have first obtained from such individuals and/or institutions their written agreement to maintain the confidentiality of such information).

14.	Governing Law. This Agreement and its enforceability shall be governed by and construed in accordance with the substantive law of the State of Texas. Any dispute or conflict arising out of or relating to this Agreement, except for an action brought by UGS pursuant to

Subsection 2 of Section III of this Agreement, must be brought in a court that has jurisdiction over matters in Collin County, Texas. Furthermore, Executive agrees such court shall have personal jurisdiction over him/her and further agrees to waive any rights he may have to challenge the court’s jurisdiction over him/her.

15.	Notices. All notices and other communications hereunder shall be in writing and shall be given by telecopy or facsimile transmission at the telecommunications number set forth below, by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows and shall be effective upon receipt:

If to Executive:

If to UGS:

If to EDS:

Telecommunications Number: (972) 605-1926
5400 Legacy Drive H3-1D-22
Plano, Texas 75024
Attention: Michael E. Paolucci
Managing Director, Global Compensation & Benefits

With a copy to:

Telecommunications Number (972) 605-0791
5400 Legacy Drive H3-3A-05
Plano, Texas 75024
Attention: Nick Linn
Manager, Labor & Employment

EXECUTIVE ACKNOWLEDGES HE/SHE HAS READ THIS AGREEMENT, UNDERSTANDS IT AND IS VOLUNTARILY ENTERING INTO IT.

PLEASE READ THIS AGREEMENT CAREFULLY. IT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

IN WITNESS WHEREOF, the parties have executed this Agreement to be binding and enforceable on the Effective Date.

EXECUTIVE:	UGS:

[Executive]	By: [NAME]
Chairman of the Board

Dated:	Dated:

EXHIBIT B

PRIVATE EQUITY RETENTION BONUS

(Assuming sale of 100% of UGS)

Final Sale Price	Bonus amount
<$1.64 billion	$700,000
>$1.64 billion, <$1.70 billion	$800,000
>$1.70 billion, <$1.80 billion	$900,000
>$1.80 billion	$1,000,000

EXHIBIT C

DEMONSTRATIVE EXAMPLE OF

MONTHLY RETIREMENT BENEFITS*

EDS Retirement Benefits	Monthly Benefit
Personal Pension Account	$3,254.60
Restoration Plan	$1,599.11
Supplemental Executive Retirement Plan	$9,217.40
Total EDS Retirement Benefits	$14,071.11

UGS Retirement Benefits
Supplemental Executive Retirement Plan	$12,391.00

Total UGS Retirement Benefits	$12,391.00

Total EDS & UGS Retirement Benefits	$26,462.11

*	Assumes Executive ceases accruing EDS retirement benefits on May 31, 2004, remains employed with UGS through February 29, 2008, and commences benefit payments on March 1, 2008. Also assumes 4% annual base salary increases, 100% of base salary annual bonus payout, joint and 50% survivor benefit without COLA adjustment.